UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 10CHARGE, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   880237 10 2
________________________________________________________________________________
                                 (CUSIP Number)

                                 10Charge, Inc.
                  Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 6, 2004
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................
________________________________________________________________________________
              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                 .......Viktor Rozsnyay.........................................
________________________________________________________________________________
              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)   .........................................................
                 (b)   .........................................................
________________________________________________________________________________
              3. SEC Use Only
                 ...............................................................
________________________________________________________________________________
              4. Source of Funds (See Instructions) (See item 3)......OO........
________________________________________________________________________________
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) .........................................
________________________________________________________________________________
              6. Citizenship or Place of Organization
                 Hungarian......................................................
________________________________________________________________________________

Number of       7. Sole Voting Power ......24,921,666...........................
Shares          ________________________________________________________________
Beneficially    8. Shared Voting Power .........0...............................
Owned by        ________________________________________________________________
Each            9. Sole Dispositive Power......24,921,666.......................
Reporting       ________________________________________________________________
Person With     10. Shared Dispositive Power.........0..........................
________________________________________________________________________________
             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 ....... 24,921,666.............................................
________________________________________________________________________________
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) .....................................
________________________________________________________________________________
             13. Percent of Class Represented by Amount in Row (11)....24.90%...
________________________________________________________________________________
             14. Type of Reporting Person (See Instructions)
                 ................................IN.............................
                 ...............................................................
                 ...............................................................
                 ...............................................................
                 ...............................................................
________________________________________________________________________________

Item 4.  Purpose of Transaction.

      Item 4 is hereby amended to add the following:

      Effective as of August 6, 2004, Mr. Rozsnyay gifted 175,000 shares of Common Stock to three individuals.

Item 5.  Interest in Securities of the Issuer.

      Item 5(a) and (b) is hereby amended as follows:

(a) Reporting person beneficially owns an aggregate of 24,921,666 shares of Common Stock, representing 24.90% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004).

(b) As to the 24,921,666 shares indicated above, reporting person has sole power to vote and dispose or direct the disposition thereof.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: August 6, 2004
                                                   ---------------------------

                                                   /s/ Viktor Rozsnyay
                                                   ---------------------------
                                                   Viktor Rozsnyay